UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)
Inter-Tel (Delaware), Incorporated
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

458372109
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management, L.L.C. 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 458372109
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco, L.L.C. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 823,353
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 823,353
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 823,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 458372109
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Equity Traders, Ltd. 98-0515551
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 38,615
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 38,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 458372109
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Integrated Holding Group, L.P. 13-3631307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 38,615
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 38,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON HC, PN

SCHEDULE 13D

CUSIP No. 458372109
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium International Management, L.P. 13-3994985
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 38,615
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 38,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 458372109
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium International Management GP, L.L.C. 20-5077371
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 38,615
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 38,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON HC, OO

SCHEDULE 13D

CUSIP No. 458372109
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 861,968
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 861,968
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 458372109
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 861,968
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 861,968
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Amendment No. 1 to Schedule 13D ("Amendment No. 1 to Schedule 13D") amends the Schedule 13D filed on June 14, 2007 (the "Schedule 13D") by the Reporting Persons, relating to their beneficial ownership of the Common Stock (as defined in Item 1, below), of Inter-Tel (Delaware), Incorporated (the "Issuer").

   Amendment No. 1 (i) amends and restates Item 3, Item 4, Item 5 and Item 6 and (ii) reflects a material change in the number of shares beneficially owned by each Reporting Person and the percentage of class represented by such ownership since the filing of the Schedule 13D for each Reporting Person. Except for the above-referenced amendments, Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 1.      Security and Issuer.

   The name of the Issuer is Inter-Tel (Delaware), Incorporated, a Delaware corporation. The address of the Issuer’s offices is 1615 South 52nd Street, Tempe, Arizona 85281. This Schedule 13D relates to the Issuer’s common stock, par value $0.001 per share (the "Common Stock").

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Millenco, L.L.C., a Delaware limited liability company (formerly Millenco, L.P., a Delaware limited partnership) ("Millenco") and Millennium Equity Traders, Ltd., an exempted limited company incorporated in the Cayman Islands ("Millennium Equity Traders"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ.

   Integrated Holding Group, L.P. is the 100% shareholder of Millennium Equity Traders, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Equity Traders. Millennium Management, L.L.C. ("Millennium Management") is the manager of Millenco and the general partner of Integrated Holding Group, L.P. and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco or Integrated Holding Group, L.P., as the case may be. Millennium International Management, L.P. is the investment manager to Millennium Equity Traders, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Equity Traders. Millennium International Management GP, L.L.C. is the general partner of Millennium International Management, L.P., and consequently may be deemed to have voting control and investment discretion over securities deemed to be beneficially owned by Millennium International Management, L.P. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management and of Millennium International Management GP, L.L.C., and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management or Millennium International Management GP, L.L.C., as the case may be. The foregoing should not be construed in and of itself as an admission by Millennium Management, Integrated Holding Group, L.P., Millennium International Management, L.P., Millennium International Management GP, L.L.C., or Mr. Englander as to beneficial ownership of the shares owned by Millenco or Millennium Equity Traders, as the case may be.

   The business address for Millenco, Millennium Management, Integrated Holding Group, L.P. and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. The business address for Millennium Equity Traders, Millennium International Management, L.P., and Millennium International Management GP, L.L.C. is c/o Millennium International Management, L.P., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

   Note:  Integrated Holding Group, L.P., a Delaware limited partnership ("Integrated Holding Group"), is a non-managing member of Millenco. As a non-managing member, Integrated Holding Group has no voting control or investment discretion over Millenco or its securities positions.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management, Millennium International Management, L.P. and Mr. Englander, together with Millennium Partners, L.P. ("Millennium Partners") and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   The amount of funds used to purchase the shares of Common Stock beneficially owned by Millenco and Millennium Equity Traders in the transactions giving rise to this Schedule 13D was approximately $20,764,800 and $1,002,100, respectively, calculated on an average cost basis (excluding brokerage commissions) by account. Millenco and Millennium Equity Traders effect purchases of securities primarily through margin accounts maintained for Millenco and Millennium Equity Traders with prime brokers, which may extend margin credit to Millenco and Millennium Equity Traders as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   After further review of the proposed Agreement and Plan of Merger, dated as of April 26, 2007, among Inter-Tel (Delaware), Incorporated, Mitel Networks Corporation and Arsenal Acquisition Corporation (the "Transaction"), the Reporting Persons plan to vote in favor of the transaction. Given the preannounced second quarter earnings shortfall at the Issuer, as well as the deteriorating credit markets, the Reporting Persons believe that the immediate and fixed consideration being offered in the above-described transaction outweigh the risks associated with the implementation of Mr. Mihaylo’s recapitalization plan. At this juncture, the Reporting Persons have concluded that on a risk adjusted basis, consummation of the transaction at the current price is the best outcome for our investors.

  The Reporting Persons are engaged in the investment business through a variety of semi-autonomous portfolio managers. In pursuing this business, certain of the portfolio managers analyze (among other things) the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through examination of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The various portfolio managers independently employ separate and distinct trading strategies. A portion of the securities of the Issuer held by the Reporting Persons are held under the direction of portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   From time to time, one or more portfolio managers may hold discussions with third parties or with management of such companies in which the portfolio manager may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.

   None of the Reporting Persons has, or currently intends to, enter into any agreements with any shareholder of the Issuer with respect to the voting, holding, acquisition, or disposal of the Issuer’s securities, or take any other action that would create a "group" pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended. The Reporting Persons may independently decide to take actions that are the same or similar to actions taken by other shareholders of the Issuer but such actions do not constitute an agreement or understanding among such persons.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date hereof, (i) Millenco is the beneficial owner of 823,353 shares of Common Stock and (ii) Millennium Equity Traders is the beneficial owner of 38,615 shares of Common Stock.

   As of the July 9, 2007 record date set for shareholders to vote on the Transaction, (i) Millenco was the beneficial owner of 823,353 shares of Common Stock and (ii) Millennium Equity Traders is the beneficial owner of 48,615 shares of Common Stock.

   Integrated Holding Group, L.P., as the 100% shareholder of Millennium Equity Traders, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millennium Equity Traders.

   Millennium Management, as the manager of Millenco and the general partner of Integrated Holding Group, L.P., may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millenco or Millennium Equity Traders, as the case may be.

   Millennium International Management, L.P. as the investment manager to Millennium Equity Traders, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millennium Equity Traders.

   Millennium International Management GP, L.L.C., as the general partner of Millennium International Management, L.P., may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millennium Equity Traders.

   Mr. Englander, as the managing member of Millennium Management and of Millennium International Management GP, L.L.C., may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millenco or Millennium Equity Traders, as the case may be.

   Accordingly, as of the date of this filing, (1) Millennium Management and Mr. Englander may be deemed to be beneficial owners of 861,968 shares of Common Stock which represents 3.2% of the Issuer’s Common Stock (based on 27,012,962 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q, filed on May 10, 2007); and (2) Integrated Holding Group, L.P., Millennium International Management, L.P., and Millennium International Management GP, L.L.C. may be deemed to be the beneficial owners of 38,615 shares of Common Stock.

  As of the record date set for shareholders to vote on the Transaction, Millennium Management and Mr. Englander may be deemed to be beneficial owners of 871,968 shares of Common Stock.

   The foregoing should not be construed in and of itself as an admission by Millennium Management, Integrated Holding Group, L.P., Millennium International Management, L.P., Millennium International Management GP, L.L.C., or Mr. Englander as to beneficial ownership of the shares held by Millenco or Millennium Equity Traders, as the case may be.

   (b)  Millenco may be deemed to hold shared power to vote and to dispose of the 823,353 shares of Common Stock described in (a) above. Millennium Equity Traders, L.P., Integrated Holding Group, L.P., Millennium International Management, L.P., and Millennium International Management GP, L.L.C. may be deemed to hold shared power to vote and to dispose of the 38,615 shares of Common Stock described in (a) above. Mr. Englander and Millennium Management may be deemed to hold shared power to vote and to dispose of the 861,968 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander, Millennium Management, Integrated Holding Group, L.P., Millennium International Management, L.P., or Millennium International Management GP, L.L.C. as to beneficial ownership of the shares held by Millenco or Millennium Equity Traders, as the case may be.

   (c)  Transactions in Common Stock since June 14, 2007, the date that the Schedule 13D was filed with the SEC: Schedule A annexed hereto lists all transactions in the Common Stock since June 14, 2007, the date that the Schedule 13D was filed with the SEC. All other transactions were effected by Millenco or Millennium Equity Traders in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Millenco maintains an open short position of 300 shares of Common Stock, which position is not netted against the data provided herein as to the number of shares beneficially owned by the Reporting Persons.

   In connection with arrangements with Millenco’s and Millennium Equity Traders’ prime brokers, such prime brokers are permitted to lend securities in Millenco’s and Millennium Equity Traders’ accounts to the extent permitted by debit balances in such account. Millenco and Millennium Equity Traders generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millenco and Millennium Equity Traders (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of July 19, 2007, by and among Millenco, L.L.C., Millennium Equity Traders, Ltd., Integrated Holding Group, L.P., Millennium International Management, L.P., Millennium International Management GP, L.L.C., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2007

MILLENCO, L.L.C.
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM EQUITY TRADERS, LTD. By: Millennium International Management, L.P.
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its General Partner
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM INTERNATIONAL MANAGEMENT, L.P.
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM INTERNATIONAL MANAGEMENT, GP, L.L.C.
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C.
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Inter-Tel (Delaware), Incorporated, a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: July 19, 2007

MILLENCO, L.L.C.
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM EQUITY TRADERS, LTD. By: Millennium International Management, L.P.
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its General Partner
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM INTERNATIONAL MANAGEMENT, L.P.
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM INTERNATIONAL MANAGEMENT, GP, L.L.C.
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C.
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Common Stock since June 14, 2007, the date that the Schedule 13D was filed with the SEC:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
6/14/2007 (1)	54,600	25.512
6/15/2007 (1)	(1,400)	25.8867
6/22/2007	100	25
6/22/2007	100	25
6/22/2007	100	25
6/22/2007	100	25
6/22/2007	100	25.01
6/22/2007	228	25.01
6/22/2007	300	24.95
6/22/2007	800	25.01
6/22/2007	4,700	24.95
6/22/2007	100	25.02
6/22/2007	200	25.02
6/22/2007	200	25.03
6/22/2007	100	25.02
6/25/2007 (1)	(5,100)	24.9816
6/25/2007	11	24.97
6/25/2007	11	24.97
6/25/2007	26	24.97
6/25/2007	26	24.97
6/25/2007	37	24.97
6/25/2007	37	24.97
6/25/2007	37	24.97
6/25/2007	63	24.96
6/25/2007	63	24.96
6/25/2007	63	24.97
6/25/2007	63	24.97
6/25/2007	63	24.97
6/25/2007	63	24.97
6/25/2007	63	24.97
6/25/2007	63	24.97
6/25/2007	89	24.97
6/25/2007	100	24.9
6/25/2007	100	24.91
6/25/2007	100	24.91
6/25/2007	100	24.91
6/25/2007	100	24.96
6/25/2007	100	24.96
6/25/2007	100	24.96
6/25/2007	100	24.97
6/25/2007	100	24.97
6/25/2007	100	24.97
6/25/2007	100	24.97
6/25/2007	100	24.97
6/25/2007	100	24.97
6/25/2007	100	24.97
6/25/2007	100	24.97
6/25/2007	100	24.97
6/25/2007	100	24.97
6/25/2007	100	24.97
6/25/2007	100	24.97
6/25/2007	100	24.97
6/25/2007	100	24.97
6/25/2007	100	24.97
6/25/2007	151	24.91
6/25/2007	200	24.97
6/25/2007	200	24.97
6/25/2007	389	24.97
6/25/2007	1,633	24.97
6/26/2007	(57,800)	24.6655
6/26/2007	100	24.8
6/26/2007	100	24.8
6/26/2007	100	24.8
6/26/2007	100	24.8
6/26/2007	100	24.8
6/26/2007	100	24.8
6/26/2007	256	24.8
6/26/2007	900	24.8
6/26/2007	1,144	24.8
6/26/2007	2,100	24.8
6/26/2007	100	24.45
6/26/2007	100	24.45
6/26/2007	195	24.45
6/26/2007	4,605	24.45
6/27/2007 (1)	(40,800)	23.7232
6/27/2007	13	23.5
6/27/2007	13	23.5
6/27/2007	13	23.5
6/27/2007	30	23.75
6/27/2007	47	23.75
6/27/2007	47	23.75
6/27/2007	47	23.75
6/27/2007	49	23.75
6/27/2007	49	23.75
6/27/2007	49	23.75
6/27/2007	50	23.5
6/27/2007	50	23.5
6/27/2007	51	23.75
6/27/2007	51	23.75
6/27/2007	53	23.75
6/27/2007	53	23.75
6/27/2007	53	23.75
6/27/2007	71	24.1
6/27/2007	87	23.5
6/27/2007	87	23.5
6/27/2007	87	23.5
6/27/2007	87	23.5
6/27/2007	100	23.5
6/27/2007	100	23.5
6/27/2007	100	23.5
6/27/2007	100	23.5
6/27/2007	100	23.5
6/27/2007	100	23.5
6/27/2007	100	23.5
6/27/2007	100	23.5
6/27/2007	100	23.5
6/27/2007	100	23.5
6/27/2007	100	23.6
6/27/2007	100	23.6
6/27/2007	100	23.6
6/27/2007	100	23.6
6/27/2007	100	23.6
6/27/2007	100	23.6
6/27/2007	100	23.64
6/27/2007	100	23.64
6/27/2007	100	23.65
6/27/2007	100	23.7
6/27/2007	100	23.75
6/27/2007	100	23.75
6/27/2007	100	23.75
6/27/2007	100	23.75
6/27/2007	100	23.75
6/27/2007	100	23.75
6/27/2007	100	23.75
6/27/2007	100	23.75
6/27/2007	100	23.75
6/27/2007	100	23.75
6/27/2007	100	23.75
6/27/2007	100	24
6/27/2007	100	24
6/27/2007	100	24.01
6/27/2007	100	24.01
6/27/2007	100	24.01
6/27/2007	100	24.01
6/27/2007	100	24.01
6/27/2007	100	24.01
6/27/2007	100	24.01
6/27/2007	100	24.1
6/27/2007	100	24.1
6/27/2007	100	24.1
6/27/2007	100	24.1
6/27/2007	192	23.5
6/27/2007	200	23.5
6/27/2007	200	23.5
6/27/2007	200	23.58
6/27/2007	200	23.59
6/27/2007	200	23.6
6/27/2007	200	23.75
6/27/2007	200	24
6/27/2007	200	24.1
6/27/2007	300	23.5
6/27/2007	300	23.6
6/27/2007	300	23.6
6/27/2007	300	23.75
6/27/2007	306	23.75
6/27/2007	400	23.6
6/27/2007	400	23.65
6/27/2007	400	24.01
6/27/2007	400	24.1
6/27/2007	474	23.75
6/27/2007	500	23.5
6/27/2007	515	23.6
6/27/2007	600	23.75
6/27/2007	700	23.58
6/27/2007	700	23.59
6/27/2007	800	23.5
6/27/2007	1,000	23.7
6/27/2007	1,200	23.64
6/27/2007	1,300	24
6/27/2007	1,321	23.5
6/27/2007	1,441	23.75
6/27/2007	1,700	23.6
6/27/2007	2,200	24.01
6/27/2007	3,900	23.7
6/27/2007	3,929	24.1
6/27/2007	4,500	23.65
6/28/2007 (1)	(25,500)	23.9306
6/29/2007 (1)	(20,400)	23.8653
6/29/2007	31	23.76
6/29/2007	100	23.68
6/29/2007	100	23.68
6/29/2007	100	23.69
6/29/2007	100	23.76
6/29/2007	100	23.76
6/29/2007	100	23.79
6/29/2007	100	23.8
6/29/2007	100	23.8
6/29/2007	100	23.8
6/29/2007	100	23.89
6/29/2007	100	23.89
6/29/2007	100	23.89
6/29/2007	100	23.89
6/29/2007	100	23.89
6/29/2007	100	23.9
6/29/2007	100	23.94
6/29/2007	100	23.96
6/29/2007	100	23.96
6/29/2007	100	23.96
6/29/2007	100	23.96
6/29/2007	100	24
6/29/2007	100	24
6/29/2007	100	24
6/29/2007	100	24
6/29/2007	100	24.03
6/29/2007	100	24.03
6/29/2007	100	24.03
6/29/2007	100	24.03
6/29/2007	100	24.13
6/29/2007	100	24.14
6/29/2007	100	24.15
6/29/2007	100	24.18
6/29/2007	100	24.19
6/29/2007	104	24.15
6/29/2007	200	23.8
6/29/2007	200	23.8
6/29/2007	200	23.8
6/29/2007	200	24
6/29/2007	200	24.03
6/29/2007	300	23.8
6/29/2007	300	23.8
6/29/2007	300	23.89
6/29/2007	300	24.03
6/29/2007	400	23.8
6/29/2007	400	23.8
6/29/2007	400	23.96
6/29/2007	486	24
6/29/2007	500	23.8
6/29/2007	500	23.8
6/29/2007	500	23.8
6/29/2007	500	23.8
6/29/2007	500	23.96
6/29/2007	500	23.96
6/29/2007	500	23.96
6/29/2007	500	23.96
6/29/2007	500	23.96
6/29/2007	500	23.96
6/29/2007	500	23.96
6/29/2007	500	23.98
6/29/2007	500	24
6/29/2007	500	24
6/29/2007	500	24
6/29/2007	500	24
6/29/2007	500	24.2
6/29/2007	600	23.96
6/29/2007	900	24
6/29/2007	1,000	23.68
6/29/2007	1,000	23.68
6/29/2007	1,000	23.8
6/29/2007	1,414	24
6/29/2007	1,688	23.95
6/29/2007	3,896	24.2
6/29/2007	4,100	23.9
6/29/2007	4,100	24
6/29/2007	4,100	24.03
6/29/2007	4,731	23.76
6/29/2007	4,869	23.76
7/2/2007 (1)	(8,500)	23.9081
7/11/2007 (1)	(10,000)	24.3676

Notes:

(1)  Purchase or sale of Common Stock by Millennium Equity Traders, Ltd. All other transactions were effected by Millenco, L.L.C. in the open market.